Exhibit 99.1

ABCAM PLC

Half Year Trading Update

Abcam returns to growth in first half with over 8% increase in constant currency revenue

11 January, 2021, Cambridge, UK—Abcam plc (AIM: ABC; Nasdaq: ABCM) (“Abcam”), a global leader in the supply of life science research tools, announces the following unaudited trading update ahead of reporting its results on 8 March 2021 for the six months ended 31 December 2020.

Overall, we expect to report total first half revenue of £147.5 million (H1 2020: £138.2 million), representing growth of 8.3% on a constant currency basis and 6.7% on a reported basis. In-house products represented over 55% of total revenue and grew by over 25%.

On a constant currency basis, catalogue revenue, representing 95% of the total, grew approximately 8.0% in the half whilst CP&L(1) revenue grew double-digit. We grew high single- to double-digits in all regions other than the Americas where customer laboratory activity has been more constrained due to COVID-19.

Gross margin is expected to be in line with board expectations at approximately 70.5%, ahead of the first half of last year (H1 2020: 69.7%). We expect to report an adjusted operating margin for the first half of approximately 16%.

We continued to build capabilities, invest in innovation and implement our multi-year growth strategy throughout the period. We were also pleased to complete our US equity listing of American Depositary Shares (ADSs) on The Nasdaq Global Select Market (“Nasdaq”) in October.

Commenting on the first half performance, Alan Hirzel, CEO of Abcam said:

“It is great to see the business return to growth in a market environment where demand is well below normal levels. This performance gives us confidence in the long term opportunity at Abcam. Thank you to our customers for trusting Abcam to support their work during this challenging time and thank you to our global team for their dedication and making our results possible.”

Analyst and Investor Conference Call

A conference call for analysts and investors will be held at 0900 EST / 1400 GMT, today.

To participate in this call, please find details below:

Time:	0900 EST / 1400 GMT
Dial-in:	United Kingdom +44 (0) 800 640 6441 / (Local) +44 (0) 20 3936 2999 United States +1 855 9796 654 / (Local) +1 646 664 1960 All other locations +44 (0) 20 3936 2999
Conference ID:	152030
Webcast:	https://www.incommglobalevents.com/registration/client/6443/abcam-call/

A replay of the call will be made available on the Company’s website following the event.

On 8 March 2021, the Company will report its Interim Results for the six months ended 31 December, 2020. A live webcast of the presentation will be available via the Investor Relations section of the Company’s website. A replay of the presentation will also be made available on the Company’s website following the event.

This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Abcam plc

+ 44 (0) 1223 696 000

James Staveley, VP Investor Relations

Numis - Nominated Adviser & Joint Corporate Broker

+ 44 (0) 20 7260 1000

Garry Levin / Duncan Monteith / Huw Jeremy

J.P.Morgan Cazenove - Joint Corporate Broker

+44 (0) 20 7742 4000

James Mitford / Hemant Kapoor

Morgan Stanley - Joint Corporate Broker

+ 44 (0) 207 425 8000

Tom Perry / Luka Kezic

FTI Consulting

+44 (0) 20 3727 1000

Ben Atwell / Natalie Garland-Collins

Notes:

This trading update is based upon unaudited management accounts and has been prepared solely to provide additional information on trading to the shareholders of Abcam plc. All figures are provisional and subject to further review. It should not be relied on by any other party for other purposes.

(1)	CP&L (Custom Products & Licensing) includes custom development services, in vitro diagnostic (IVD) sales and royalty and license income

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, expected performance for first half 2021, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.